UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Augusta Resource Corporation
(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer (the “HudBay Offer”) by HudBay Minerals Inc. (“HudBay” or the “Offeror”), to purchase all the outstanding common shares (the “Common Shares”) of Augusta Resource Corporation (“Augusta” or the “Company”). In connection with the HudBay Offer, Augusta’s board of directors prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular was mailed to Augusta shareholders and filed with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9F on February 24, 2014, and is filed as Exhibit (a)(1) hereto and incorporated herein by reference in its entirety.

Item 1. Subject Company Information.

Name and Address. The name of the subject company is Augusta Resource Corporation, a corporation organized under the laws of Canada. The address of the Company’s principal executive office is Suite 555 – 999 Canada Place, Vancouver, British Columbia V6C 3E1 and the telephone number at the principal executive office is (604) 687-1717.

Securities.  The class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Shares. As of the close of business on February 21, 2014, there were 145,364,597 Common Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.  The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above. The Company maintains a website at www.augustaresource.com. The website and the information on or connected to the website are not part of this Schedule 14D-9 and are not incorporated herein by reference.

Tender Offer.  This Schedule 14D-9 relates to the HudBay Offer. The HudBay Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on February 11, 2014 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) of the Offeror. As set forth in the Schedule TO, HudBay’s head office is located at 25 York Street, Suite 800, Toronto, Ontario, Canada, M5J 2V5 (the telephone number at the head office is (416) 362-8181) and its registered office is located at 2200-201 Portage Avenue, Winnipeg, Manitoba R3B 3L3.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest. The information set forth in the Directors’ Circular is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Solicitation or Recommendation.  The information set forth in the Directors’ Circular is incorporated herein by reference. Except as set forth in the Directors’ Circular, there were no discussions or communications between HudBay and Augusta or their respective directors or officers relating to a potential transaction involving HudBay and Augusta prior to February 9, 2014.

Reasons.  The information set forth in the Directors’ Circular is incorporated herein by reference.  On March 14, 2014 HudBay announced it was extending the HudBay Offer until 5:00 p.m. (Toronto time) on April 2, 2014 and waived the condition of the HudBay Offer that not less than 66 2/3% of the common shares of Augusta shall have been validly tendered. On March 17, 2014, the Company issued a news release responding to HudBay’s announcement. A copy of the news release is attached as Exhibit (a)(9)

hereto.

Intent to Tender.  The information set forth in the Directors’ Circular is incorporated herein by reference.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Solicitations or Recommendations.  The information set forth in the Directors’ Circular is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

Securities Transactions.  The information set forth in the Directors’ Circular is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.  The information set forth in the Directors’ Circular is incorporated herein by reference. Except as set forth in the Directors’ Circular, Augusta is not undertaking or engaged in any negotiations in response to the HudBay Offer that relate to: a tender offer or other acquisition of Augusta’s securities by Augusta, any of its subsidiaries or any other person; any extraordinary transaction, such as a merger, reorganization or liquidation, involving Augusta or any of its subsidiaries; any purchase, sale or transfer of a material amount of assets of Augusta or any of its subsidiaries; or any material change in the present dividend rate or policy, or indebtedness or capitalization of Augusta.

Item 8. Additional Information.

Other Material Information.  The information set forth in the Directors’ Circular is incorporated herein by reference. An amended opinion of Scotia Capital Inc. is filed as Exhibit (a)(7) hereto, which opinion supersedes the opinion included in the Directors’ Circular. An amended opinion of TD Securities Inc. is filed as Exhibit (a)(8) hereto, which opinion supersedes the opinion included in the Directors’ Circular.

For purposes of Item 8 and otherwise, the Directors’ Circular is hereby amended and supplemented as follows:

•                  The following text is deleted from the second paragraph under the caption “Notice Regarding Information” on page iv of the Directors’ Circular:

“Neither Augusta nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by HudBay or its affiliates to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.”

•      The following text is added as a footnote at the end of the first sentence (i) in the paragraph under item 8 on page x of the Directors’ Circular, (ii) in the paragraph under item 8 on page 16 of the Directors’ Circular, and (iii) under the caption “Financial Advisors and Opinions” on page 22 of the Directors’ Circular:

“1832 Asset Management L.P. (formerly GCIC Ltd.), a beneficial owner of more than 10% of the Common Shares of Augusta, is a limited partnership, the general partner of which is wholly-owned subsidiary of The Bank of Nova Scotia, an affiliate of Scotiabank, one of Augusta’s Financial Advisors, and is a manager of mutual funds and investment solutions for private clients, institutional clients and managed asset programs.”

•      The following text is added at the end of the second paragraph under item 10 on page x:

“For a more complete description of the ongoing discussions and efforts, see the section entitled ‘Response to the HudBay Offer’ on page 21.”

•                  The following text is deleted from the second paragraph under the caption “Consent of Scotia Capital Inc.” on page 40:

“In providing this consent, we do not intend that any person other than the Board of Directors of the Company will be relying on the Opinion.”

•                  The following text is deleted from the second paragraph under the caption “Consent of TD Securities Inc.” on page 41:

“In providing this consent, we do not intend that any person other than the Board of Directors of the Company will be relying on the Opinion.”

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)	Directors’ Circular, dated February 24, 2014, of Augusta Resource Corporation

(a)(2)	News Release, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)

(a)(3)	Investor Presentation, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)

(a)(4)	News Release, dated February 21, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 21, 2014, of Augusta Resource Corporation)

(a)(5)	News Release, dated February 12, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 13, 2014, of Augusta Resource Corporation)

(a)(6)	News Release, dated February 9, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 10, 2014, of Augusta Resource Corporation)

(a)(7)	Opinion of Scotia Capital Inc.

(a)(8)	Opinion of TD Securities Inc.

(a)(9)	News Release, dated March 17, 2014, of Augusta Resource Corporation

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: March 17, 2014	by
/s/ Gilmour Clausen
Gilmour Clausen President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

(a)(1)	Directors’ Circular, dated February 24, 2014, of Augusta Resource Corporation

(a)(2)	News Release, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)

(a)(3)	Investor Presentation, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)

(a)(4)	News Release, dated February 21, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 21, 2014, of Augusta Resource Corporation)

(a)(5)	News Release, dated February 12, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 13, 2014, of Augusta Resource Corporation)

(a)(6)	News Release, dated February 9, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 10, 2014, of Augusta Resource Corporation)

(a)(7)	Opinion of Scotia Capital Inc.

(a)(8)	Opinion of TD Securities Inc.

(a)(9)	News Release, dated March 17, 2014, of Augusta Resource Corporation